40-33
811-126

SEWARD & KISSEL LLP

1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421





05070337

October 27, 2005



SEC MAIL
RECEIVED
PROCESSING
OCT 27 2005
WASH. D.C.
192
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549 *ALLIANCEBERNSTEIN GROWTH & INCOME FUND INC.*

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of the opinion of the U.S. District Court for the Southern District of New York (Shirely Wohl Kram, U.S.D.J.) (the "Court") dated October 19, 2005 regarding defendants' motion to dismiss the class action complaints filed on behalf of Cooper Aucoin, *et al.*, in the Court on various dates against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The complaints were subsequently consolidated under the case name of *In re AllianceBernstein Mutual Funds Excessive Fee Litigation.* The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Linda B. Stirling
Stephen Laffey


SEC MAIL PROCESSING
RECEIVED
OCT 27 2005
WASH, D.C.
192
SECTION

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Health Care Fund, Inc.	811-09329	0001085421
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707	0001018368
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176	0001062417
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Quasar Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Utility Income Fund, Inc.	811-07916	0000910036
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081	0001172221
AllianceBernstein All Asia Investment Fund, Inc.	811-08776	0000930438
AllianceBernstein Greater China '97 Fund, Inc.	811-08201	0001038457
AllianceBernstein International Premier Growth Fund, Inc.	811-08527	0001050658
AllianceBernstein Global Small Cap Fund, Inc.	811-01415	0000095669
AllianceBernstein New Europe Fund, Inc.	811-06028	0000859605
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426	0000920701
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383	0000003794
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188	0000915845
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391	0001002718
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843
AllianceBernstein Multi-Market Strategy Trust, Inc.	811-06251	0000873067

Sanford C. Bernstein Fund, Inc. - Short Duration Portfolio - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555	0000832808
AllianceBernstein Municipal Income Fund, Inc. - National Portfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791	0000798737
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618	0000899774

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
AllianceBernstein Investment Research and Management, Inc.	N/A	008-30851	
John D. Carifa, Director			
William H. Foulk, Jr., Director			
David H. Dievler, Director			
Ruth Block, Director			
John H. Dobkin, Director			
Clifford L. Michel, Director			
David J. Robinson, Director			

00250.0073 #612053

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

In re ALLIANCEBERNSTEIN MUTUAL FUND EXCESSIVE FEE LITIGATION

04 Civ. 4885 (SWK)

OPINION

SHIRLEY WOHL KRAM, U.S.D.J.

I. INTRODUCTION

Twenty-nine named Plaintiffs filed a class action and derivative suit against Alliance Capital Management, L.P. ("Alliance"), the investment adviser of the AllianceBernstein mutual funds (the "Funds"). Plaintiffs accuse Alliance of charging shareholders excessive advisory fees in breach of its duty as a fiduciary. On April 14, 2005, Defendants moved to dismiss for failure to state a claim upon which relief may be granted.

A. The Parties

Plaintiffs bring their Investment Company Act ("ICA") and common law claims on behalf of "all persons or entities who held shares or other ownership units of AllianceBernstein Funds" during the class period. (Am. Compl. ¶¶ 1, 175.)[1] Plaintiffs bring their Investment Advisers Act of 1940 ("IAA") claims derivatively, on behalf of fifty-one individual

[1] The Amended Complaint mistakenly describes two different class periods. On one occasion it describes the class period as lasting from June 22, 1999 to November 17, 2003. (Am. Compl. ¶ 1.) On another, it states that the period lasted from June 22, 1999 to March 22, 2004. (Am. Compl. ¶ 175.)

AllianceBernstein mutual funds, each of which were formed as either Maryland corporations or Massachusetts business trusts.

Alliance is a registered investment adviser providing diversified investment management services to a broad range of individual investors, institutional investors, and private clients. It operates in four business segments, which include Institutional Investment Management Services, Private Client Services, Retail Services, and Institutional Research Services. In all, Alliance manages client accounts with assets totaling approximately $426 billion.

The Amended Complaint also names Alliance's corporate affiliates as co-defendants. Alliance Capital Management Holdings, L.P. ("Alliance Capital") conducts its diversified investment management services through Alliance. Defendant AXA Financial Inc. ("AXA") is a Delaware corporation engaged in financial protection and wealth management. Defendant Alliance Capital Management Corporation ("ACMC"), an indirect wholly-owned subsidiary of AXA, conducts a diversified investment management services business. AllianceBernstein Investment Research Management, Inc. ("ABIRM") is the distributor of the Funds. Alliance, Alliance Capital, and ACMC are collectively referred to as the "Advisers."

In addition, Plaintiffs name seven current or former directors of the AllianceBernstein mutual funds as defendants.

John D. Carifa, Ruth Block, David H. Dievler, John H. Dobkin, William H. Foulk, Jr., Clifford L. Michel, and Donald J. Robinson were directors or officers of the Funds during the class period and are collectively referred to as the "Directors." Finally, Plaintiffs name John Does 1-100 as defendants. These individuals include any wrongdoers whose identities have yet to be ascertained.

B. The Amended Complaint

The Amended Complaint alleges that Alliance charged undisclosed fees to investors and used the revenue to pay brokerages to steer prospective clients toward AllianceBernstein mutual funds. This practice, known as buying "shelf space," produced an insurmountable conflict of interest for Alliance in its role as an investment adviser. Because Alliance's management commission was calculated as a percentage of the overall value of the Funds, it had a strong incentive to stimulate additional investment. Plaintiffs assert that this practice served to inflate Alliance's management fees at the expense of investor holdings.

The Amended Complaint describes the methods used by Alliance to purchase shelf space at various brokerages.[2] First,

---

[2] The Amended Complaint alleges that Alliance made undisclosed payments to the brokerage departments of Morgan Stanley, Smith Barney, Wachovia Securities, UBS Financial Services, Inc., Janney Montgomery Scott, Linsco Private Ledger, RBC Dain

Alliance awarded its business to specific firms that agreed to aggressively push AllianceBernstein funds, a practice known in the industry as "directed brokerage." This arrangement illegitimately directed sales transactions toward sympathetic brokerages, regardless of whether they offered the most competitive prices for transactions. Second, to encourage further investment in AllianceBernstein funds, Alliance paid excessive commissions to brokers in the form of "soft dollars."[3] Though the Securities Exchange Act requires investment advisers to secure the lowest possible transaction price for trades, Section 28(e) includes a "safe harbor" provision, permitting higher commissions when an adviser has "determined in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §78bb(e)(1) (2005). The Amended Complaint asserts that Alliance routinely paid excessive soft dollar commissions that violated the safe harbor provision of Section 28(e) so that the brokerages could "fund sales contests and other undisclosed financial incentives [to motivate brokers] to push AllianceBernstein Funds." (Am. Compl. ¶ 152.)

Rauscher, Chase Investment Services Corp., Ceridian Retirement Plan Services, FSC Securities Corporation, SunAmerica Securities, Bank One, National Planning Holdings, Inc., and Primerica Financial Services.

[3] Soft dollars are commissions "charged by brokerages to investment advisors in excess of the purchase and sale charges." (Am. Compl. ¶ 150.)

Alliance's payments to brokerages were in excess to the customary 12b-1 fees that may be used to legally market mutual funds. Section 12 of the ICA prohibits mutual funds from marketing their own shares unless certain enumerated conditions, set forth in Rule 12b-1, are met. These conditions include, inter alia, a written plan, a vote by the majority of the directors, and quarterly reports on the purpose of expenditures. In addition, the Rule explicitly requires that there be "a reasonable likelihood that the plan will benefit the company and its shareholders." 15 U.S.C. § 80a-35(a), (b) (2005). Plaintiffs maintain that Alliance failed to adhere to the requirements of Rule 12b-1 when making excessive payments to various brokerage firms.

Finally, the Amended Complaint alleges that these improper payments were made without shareholder knowledge. It characterizes the prospectuses of the Funds as "material[ly] false and misleading" (Am. Compl. ¶ 156), allowing Defendants "to systematically skim millions of dollars from the investors." (Am. Compl. ¶ 164.) Moreover, Plaintiffs argue that Alliance's Annual and Semi-Annual Reports did not reflect the illegitimate use of shareholder capital. By failing to disclose its practices, Plaintiffs assert that Alliance compromised its duty as a fiduciary to generate excessive management fees.

Plaintiffs organize the charges in the Amended Complaint as follows: Count 1 accuses the Advisers and the Directors of making untrue statements and material omissions in the Funds' registration statements in violation of Section 34(b) of the ICA. Count 2 accuses the Advisers, ABIRM, and the Directors of breaching their fiduciary duties in violation of Section 36(a) of the ICA. Count 3 accuses the Advisers, ABIRM, and the Directors of receiving excessive compensation for managing the Funds in violation of their fiduciary duties under Section 36(b) of the ICA. Count 4 contends the Advisers are liable as "control persons" of the Directors and ABIRM under Section 48(a) of the ICA. Count 5 accuses the Advisers of committing fraud in violation of Section 206 of the IAA, entitling the Funds to rescind their advisory contracts with the Advisers under Section 215 of the IAA. Counts 6 and 7 accuse the Advisers and the Directors of breaching their fiduciary duties to shareholders in violation of common law. Count 8 accuses all Defendants of aiding and abetting a breach of fiduciary duty under common law. Finally, Count 9 accuses all Defendants of unjust enrichment under common law.

C. Standard of Review

Rule 12(b)(6) provides for the dismissal of a complaint for "failure to state a claim upon which relief can be granted." Fed. R. Civ. P. 12(b)(6) (2000). A complaint should be dismissed only if "it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle him to relief." Valmonte v. Bane, 18 F.3d 992, 998 (2d Cir. 1994) (quoting Conley v. Gibson, 355 U.S. 41, 45-46 (1957)). The court "must accept as true all of the factual allegations set out in the plaintiff's complaint, draw inferences from those allegations in the light most favorable to the plaintiff, and construe the complaint liberally." Tarshis v. Riese Org., 211 F.3d 30, 35 (2d Cir. 2000). Consequently, "the issue is not whether the plaintiff will ultimately prevail, but whether the claimant is entitled to offer evidence to support the claims." Wright v. Ernst & Young LLP, 152 F.3d 169, 173 (2d Cir. 1998) (quoting Scheuer v. Rhodes, 416 U.S. 232, 236 (1974)).

II. DISCUSSION

A. Derivative Injuries Cannot Support a Direct Action

Plaintiffs bring direct claims for relief under Section 36(a) of the ICA, Section 34(b) of the ICA, and the common law of Maryland and Massachusetts. When deciding issues of "shareholder standing," that is, whether claims should be brought directly or derivatively, courts must look to the law of the fund's state of incorporation. See Kamen v. Kemper Fin. Servs., Inc., 500 U.S. 90, 108-09 (1991). Here, all of the

Funds in question were formed as either Maryland corporations or Massachusetts business trusts.

Maryland courts have clearly differentiated between claims that may be brought directly and those that must be brought derivatively. In describing Maryland law, the Second Circuit stated that:

> [i]n deciding whether a shareholder may bring a direct suit, the question the Maryland courts ask is not whether the shareholder suffered injury; if a corporation is injured those who own the corporation are injured too. The inquiry, instead, is whether the shareholders' injury is "distinct" from that suffered by the corporation.

Strougo v. Bassini, 282 F.3d 162, 170 (2d Cir. 2002). In Strougo, the court drew a logical distinction between the plaintiffs' two major claims for relief. First, the plaintiffs asserted that a recent equity offering was unfairly coercive because it disproportionately harmed shareholders who declined to participate in the offering. The Court permitted these direct claims because "the reduced value of [non-participating shareholder] equity did not derive from a reduction in the value of the Fund's assets, but rather from a reallocation of equity value to those shareholders who did participate." Id. at 175. But in addressing the plaintiffs' standard equity dilution claims, the court held that "[u]nderwriter fees, advisory fees, and other transaction costs incurred by a corporation decrease share price primarily because they deplete the corporation's assets, precisely the type of injury to the corporation that can be redressed under Maryland law only through a suit brought on behalf of the corporation." Id. at 174.

Massachusetts takes a similar approach in determining whether a shareholder may pursue a direct cause of action. Indirect harms, suffered generally by all shareholders, must be brought derivatively, on behalf of the corporation. See Jackson v. Stuhlfire, 28 Mass. App. Ct. 924, 925 (1990); Bessette v. Bessette, 385 Mass. 806, 809 (1982). For standard equity dilution claims, it is "the corporation that is the injured party, and it alone may sue the wrongdoer for the damage caused." Hurley v. Federal Deposit Ins. Corp., 719 F. Supp. 27, 30 (D. Mass. 1989). Accordingly, "[i]f a plaintiff alleges mismanagement of funds, embezzlement or breach of fiduciary duty resulting in a diminution of the value of the corporate stock or assets, the claim is one held by the corporation itself, and is thus derivative if brought by an investor." Blasberg v. Oxbow Power Corp., 934 F. Supp. 21, 26 (D. Mass. 1996).

The laws of Maryland and Massachusetts require dismissal of Plaintiffs' direct claims brought under Section 36(a) of the ICA, Section 34(b) of the ICA, and the common law of Maryland and Massachusetts. Any decrease in shareholder equity was simply the predictable consequence of a reduction in the overall value of the Funds. Also, the Amended Complaint contains no evidence demonstrating an unfair reallocation of shareholder equity or any other type of distinct injury. Plaintiffs' losses, therefore, cannot be redressed through a direct lawsuit and Counts 1, 2, and 6-9 must be dismissed.

B. Section 36(b) Claim Against the Advisers May Proceed

Section 36(b) of the ICA grants private litigants an express right of action to enforce the fiduciary duties of investment advisers who charge excessive fees.[4] To prove a violation of the statute, a plaintiff must establish that the fee is "so disproportionately large that it bears no reasonable relationship to the services rendered" and "could not have been the product of 'arm's length' bargaining." Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 928 (2d Cir. 1982), cert. denied, 461 U.S. 906 (1983). In making this determination, courts must consider all relevant facts, including: (1) the nature and quality of the services provided by the advisers to the shareholders; (2) the profitability of

---

[4] Section 36(b) provides, in relevant part, that "the investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services" and that an "action may be brought under this subsection by the [Securities and Exchange] Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser...." 15 U.S.C. § 80a-35(b). But in pursuing a Section 36(b) claim, "the plaintiff in such a case need not first make a demand upon the fund's director before bringing suit." Daily Income Fund, Inc. v. Fox, 464 U.S. 526, 542 (1984).

the mutual fund to the adviser-manager; (3) "fall-out" benefits; (4) the economies of scale achieved by the mutual fund and whether such savings were passed on to the shareholders; (5) comparative fee structures; and (6) the independence and conscientiousness of the mutual fund's outside trustees. See id. at 929-30.

At the dismissal stage, however, the Federal Rules of Civil Procedure simply require notice pleading. A complaint need only include "a short and plain statement of the claim showing that the pleader is entitled to relief" giving "fair notice of what the plaintiff claim is and the ground upon which it rests." Fed. R. Civ. P. 8(a) (2000); see also Swierkiewicz v. Sorema N.A., 534 U.S. 506, 513 (2002); Pfeiffer v. Bjurman, Barry & Assocs., No. 03 Civ. 9741, 2004 U.S. Dist. LEXIS 16924, at *15 (S.D.N.Y. Aug. 26, 2004); Wicks v. Putnam Inv. Mgmt., LLP, No. 04 Civ. 10988, 2005 U.S. Dist. LEXIS 4892, at *13 (D. Mass. Mar. 28, 2005). Plaintiffs' allegations against the Advisers exceed the baseline of specificity necessary to survive a motion to dismiss.

The Amended Complaint provides concrete examples of fiduciary misconduct by the Advisers with respect to management fees. First, Plaintiffs illustrate that as the size of the Funds increased, any savings generated by economies of scale were not passed on to shareholders. (Am. Compl. ¶¶ 142-46.)[5] In essence, Plaintiffs state a claim by demonstrating that they continued to pay escalating fees in exchange for absolutely no additional services. In enacting Section 36(b), Congress recognized "that as mutual funds [grow] larger, it [becomes] less expensive for investment advisers to provide additional services" and "wanted to ensure that investment advisers passed onto fund investors the savings that they realized from these economies of scale." Migdal v. Row Price-Fleming Int'l, Inc., 248 F.3d 321, 326-27 (4th Cir. 2001)(citing Fogel v. Chestnutt, 668 F.2d 100, 111 (2d Cir. 1981)). The District Court of Massachusetts accepted this theory of liability, upholding a Section 36(b) claim because "the nature and quality of the services rendered by the defendants to the Funds [had] not substantially changed," creating "benefits from economies of scale which the defendants have failed to share with the Funds." Wicks, 2005 U.S. Dist. LEXIS 4892, at *3.

Plaintiffs also plead with particularity facts suggesting Alliance made recurring payments to brokers that were not in

[5] Specifically, the Amended Complaint states that "despite the fact the net assets of the AllianceBernstein Growth & Income Fund increased from $1,503,874 to $3,003,001 during the Class Period, the net asset value per share of the fund decreased by 24.5%, falling from $3.44 in 1999 to $2.60 in 2003. Yet during the same period, expenses charged by Defendants increased, with the ratio of expenses to net assets jumping from 0.93% in 1999 to 1.22% in 2003." (Am. Compl. ¶ 143.)

accordance with a valid Rule 12b-1 plan. The Amended Complaint describes how $27,787,103 was taken from the AllianceBernstein Premier Growth Fund and $41,391,766 was taken from the AllianceBernstein Growth and Income Fund without regard to the required conditions of Rule 12b-1. (Am. Compl. ¶ 143.) In addition, it details the Adviser's system of diverting soft dollars to brokers at the expense of shareholders. (Am. Compl. ¶¶ 150-53.) The Second Circuit ruled that such claims of excessive Rule 12b-1 fees are "cognizable," Meyer v. Oppenheimer Mgmt. Corp., 764 F.2d 76, 82 (2d Cir. 1985), and this Court has sustained similar allegations, reasoning that "excessive promotion, distribution and servicing fees" meet the pleading requirements of Section 36(b). Pfeiffer, 2004 U.S. Dist. LEXIS 16924, at *15.

Questions concerning the independence of the directors of the Funds also militate against dismissal. See Gartenberg, 694 F.2d at 929-30. The Amended Complaint states that "key AllianceBernstein Funds Directors were employees or former employees of the [Advisers] and were beholden for their positions, not to AllianceBernstein Funds investors, but rather, to the [Advisers] they were supposed to oversee." (Am. Compl. ¶ 124.) For example, Defendant Carifa served as the President, Chief Operating Officer, and Director of ACMC while simultaneously serving as a trustee or director of several of the Funds. (Am. Compl. ¶ 126.) Such practices create a reasonable inference, especially at this stage of litigation, that the fee arrangements between the Funds and their investment advisers might not have been the result of rigorous arms-length negotiations.

The Advisers respond that Plaintiffs' Section 36(b) claims are conclusory, speculative, and must be dismissed. (Defs.' Resp. 15-16.) Relying on this Court's decision in Yampolsky v. Morgan Stanley Inv. Advisers Inc., No. 03 Civ. 5710, 2004 U.S. Dist. LEXIS 8573 (S.D.N.Y. May 12, 2004), they contend that Plaintiffs do not allege any facts demonstrating that the advisory fees were disproportionately large to the services rendered. Yet the plaintiffs in Yampolsky relied "heavily on generalities about deficiencies in the securities industry" and "statements made by industry critics and insiders." Yampolsky, 2004 U.S. Dist. LEXIS 8573, at *5. The Advisers also cite to In Re Eaton Vance Mutual Funds Fee Litigation, No. 04 Civ. 1144, 2005 U.S. Dist. LEXIS 15731 (S.D.N.Y. July 29, 2005) in support of dismissal. The Court in Eaton Vance, however, determined that the plaintiff's allegations "contain no specific facts that would demonstrate that the compensation paid to the defendants was disproportionate to the services rendered." Id. at *3. As previously indicated, the Amended Complaint pleads far more than conclusions of fact, making it premature at this stage to dismiss Plaintiffs' claim for relief against the Advisers under Section 36(b).[6]

C. **Remaining Section 36(b) & 48(a) Claims Are Dismissed**

Plaintiffs also pursue Section 36(b) claims against the Directors and ABIRM. Section 36(b) authorizes a shareholder action against an investment adviser "or any affiliated person of such investment advisor" for "breach of fiduciary duty in respect of...compensation." 15 U.S.C. § 80a-35(b). The statute specifically lists directors and underwriters as the type of "affiliates" that may be found liable. However, the statute also mentions that "no such action shall be brought or maintained against any person other than the recipient of such compensation." Id. § 80a-35(b)(3). Therefore, the threshold question is whether the Directors and ABIRM are alleged to have received excessive compensation while functioning as "affiliate" investment advisers.

Plaintiffs' Section 36(b) claim against ABIRM must be dismissed because Plaintiffs have not pled any facts demonstrating it was the recipient of excessive advisory fees. See In re TCW/DW N. Am. Govt. Income Trust Sec. Litig., 941 F. Supp. 326, 343 (S.D.N.Y. 1996) (dismissing claim for failure to

[6] The text of Section 36(b) states that "[n]o award of damages shall be recoverable for any period prior to one year before the action was instituted." 15 U.S.C. § 80a-35(b)(3). Therefore, Plaintiffs' Section 36(b) claims against the Advisers are limited to this time period.

plead facts showing that a distributor was the recipient of excessive compensation for advisory services). The Amended Complaint conflates vague charges against ABIRM with more specific charges against the Advisers, who clearly received advisory fees. (Am. Compl. ¶ 210.) Therefore, Plaintiffs' allegations against ABIRM fail to reach the level of specificity required to survive a motion to dismiss.

Plaintiffs' claims against the Directors fail for similar reasons. The Amended Complaint alleges that the Directors dishonestly acquiesced to paying excessive advisory fees while receiving a director's salary "in very large amounts." (Am. Compl. ¶ 209.) Yet Plaintiffs strain to describe the process by which the Directors received excessive compensation for advisory services. See Jerozal v. Cash Reserve Mgmt., Inc., No. 81 Civ. 1569, 1982 U.S. Dist. LEXIS 16566, at *18-19 (S.D.N.Y. Aug. 10, 1982) (dismissing claim against directors for failure to demonstrate they received any portion of advisory fees); Tarlov v. Paine Webber Cashfund, Inc., 559 F. Supp. 429, 436 (D. Conn. 1983) (holding that "only the recipient of allegedly excessive compensation can be sued"). But see Halligan v. Standard & Poor's/Intercapital, Inc., 434 F. Supp. 1082, 1084 (E.D.N.Y. 1977) (permitting claims against directors for the indirect receipt of compensation). Along these lines, Plaintiffs' pleadings fail to delineate how the basic compensation packages of the Directors can be accurately characterized as advisory commissions.

Though doctrinal guidance in this area of the law remains inconsistent, the legislative history of Section 36(b) reinforces the Court's decision to dismiss Plaintiff's actions against the Directors and ABIRM. The Senate Report accompanying Section 36(b) explains that the statute "affords a remedy if the investment adviser should try to evade liability by arranging for payments to be made not to the adviser itself but to an affiliated person of the adviser." S. Rep. No. 91-184, at 16 (1969), reprinted in 1970 U.S.C.C.A.N. 4897, 4910-11. Thus, Congress intended that Section 36(b) assist in the enforcement of the fiduciary duties of investment advisors "by tracing compensation or payment for advisory services to the ultimate beneficiary." Jerozal, 1982 U.S. Dist. LEXIS 16566, at *18-19. Here, the Amended Complaint does not allege claims against the Directors and ABIRM as a method of tracing advisory fees through the corporate apparatus to enforce underlying claims against the Advisers. As a result, Plaintiffs' Section 36(b) claims against ABIRM and the Directors are properly dismissed.

Finally, Plaintiffs' claim against the Advisers, brought under Section 48(a) of the ICA, is also dismissed. Without a surviving violation of the ICA by the Directors or ABIRM, the Advisers cannot be held secondarily liable as "control persons" of either of these two defendants. See In re Merrill Lynch & Co. Research Reports Sec. Litig., 272 F. Supp. 2d 243, 264 (S.D.N.Y. 2003).

D. Plaintiffs' Demand Failure Is Not Excused

Plaintiffs' contract rescission claim, brought under Section 215 of the IAA, is dismissed for failure to meet the exacting demand futility requirements of the states of Maryland and Massachusetts. In Section 215 cases, a plaintiff must allege a separate underlying violation of the IAA.[7] Here, Plaintiffs accuse the Advisers of engaging in fraudulent business practices, in violation of Section 206 of the IAA.[8] Because this claim is pursued derivatively, Plaintiffs must demonstrate that they have made direct appeals to the Funds' directors, or, in the alternative, that such efforts would have been futile.

Federal Rule of Civil Procedure 23.1 sets forth the demand requirements of derivative lawsuits. When pursuing a cause of action on behalf of a corporation, a complaint must:

> allege with particularity the efforts, if any, made by the plaintiff to obtain the action the plaintiff desires from the directors or comparable authority

---

[7] Section 215 provides that "[e]very contract made in violation of any provision of this title...shall be void." 15 U.S.C. § 80b-15 (2005).

[8] Section 206 of the IAA makes it unlawful for an investment adviser "to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client." 15 U.S.C. § 80b-6 (2005).

> and, if necessary, from the shareholders or members, and the reasons for the plaintiff's failure to obtain the action for not making the effort.

Fed. R. Civ. P. 23.1 (2000). Because Plaintiffs concede that no demands were made, they must demonstrate that such action would have been futile. In making this determination, courts must apply the law of the fund's state of incorporation. See Kamen v. Kemper Fin. Servs., Inc., 500 U.S. 90, 108-09 (1991).

The Maryland Court of Appeals has described the requisite pleading standard to excuse demand. In Werbowsky v. Collomb, 362 Md. 581 (Md. 2001), the court indicated that excusal is appropriate only in instances where "a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." Id. at 144. The court emphasized the importance of the demand requirement, stressing that excusal is appropriate "only when the allegations or evidence clearly demonstrate" futility "in a very particular manner." Id. Applying this doctrine, the court refused to excuse the plaintiffs' demand failure "simply because a majority of the directors...are conflicted or are controlled by other conflicted persons, or because they are paid well for their services as directors, were chosen as directors at the behest of controlling stockholders, or would be hostile to the action." Id. at 143-44.

The Second Circuit has applied the Werbowsky framework to assess whether demand failure may be excused as futile. In Scalisi v. Fund Asset Mgmt., L.P., 380 F.3d 133 (2d Cir. 2004), the plaintiffs based their futility arguments on the fact that the directors of the Merrill Lynch Focus Twenty Fund, Inc. were appointed by the fund's investment adviser and were therefore beholden to it for their large salaries. Id. at 136-37. The Second Circuit, however, would not excuse the plaintiffs' failure to make a demand, noting "the importance of the demand requirement even when a director 'would be hostile to the action.'" Id. at 141. The court's opinion underscored the usefulness of the demand requirement in providing "directors - even interested, non-independent directors - the opportunity to consider, or reconsider, the issue in dispute." Id. at 141 (citing Werbowsky, 362 Md. at 144).

Plaintiffs' allegations do not satisfy the futility standards of Maryland law. The Amended Complaint merely states that the directors of the Funds in question were appointed by the Advisers and were therefore beholden to them for their positions and compensation packages. (Am. Compl. ¶ 182.) Scalisi, in applying the Werbowsky standards of Maryland law, held that such generalized accusations are insufficient.

Scalisi, 380 F.3d at 141. While the directors of the Funds might have been hostile to pre-suit demands, it is certainly possible that making a demand would have triggered an honest reconsideration of the existing fee arrangement. Consequently, Plaintiffs' contract rescission claim is dismissed with respect to the nine Funds incorporated in Maryland.

Plaintiffs also fail to meet the futility requirements of Massachusetts. Excusal is appropriate when "a majority of directors are alleged to have participated in wrongdoing, or are otherwise interested." Harhen v. Brown, 431 Mass. 838, 730 N.E.2d 859, 865 (Mass. 2000). Though the Massachusetts Supreme Court has employed the ALI Principles of Corporate Governance in defining the term "interested," id. at 842-43, other courts have utilized the ICA's definition section, as mandated by statute.[9] E.g., In re Eaton Vance Mutual Funds Fee Litig., 380 F. Supp. 2d 222, 239-40 (S.D.N.Y. 2005); In re Mut. Funds Inv. Litig., No. 04 Civ. 15863, 2005 U.S. Dist. LEXIS 18082, at *15 (D. Md. August 25, 2005). Regardless of which definition is employed, both approaches seek to ascertain whether the directors in

[9] The Annotated Laws of Massachusetts state that a "trustee of a trust who with respect to the trust is not an interested person, as defined in said Investment Company Act of 1940, shall be deemed to be independent and disinterested when making any determination or taking any action as trustee." Mass. Gen. Laws ch. 182 § 2B (2005).

question were subject to improper control by their investment adviser.[10]

Plaintiffs' pleadings fail to adequately describe how the Advisers exerted such control over the Funds' directors as to make a majority of them "interested" in the fee transactions at issue. First, the Amended Complaint suggests that the directors "were captive to and controlled by" the investment advisers because the investment advisers appointed them. (Am. Compl. ¶ 182.) Mere appointment by the "controlling" agent, however, has been routinely rejected by both state and federal courts as inadequate evidence of futility. See In re Eaton Vance, 380 F. Supp. 2d, at 239-40; Demoulas v. Demoulas Super Mkts., Inc., No. 03 Civ. 3741, 2004 Mass. Super. LEXIS 286, at *41 (Mass. Super. Ct. Aug. 2, 2004). Next, Plaintiffs maintain the directors "approved" or "allowed" the undisclosed payments and are unlikely to sue themselves on behalf of the corporation. (Am. Compl. ¶¶ 184-85, 189.) But courts have also consistently rejected director acquiescence as insufficient evidence of

---

[10] The ALI Principles of Corporate Governance define the term "interested" as "subject to a controlling influence by a party to the transaction" that "could reasonably be expected to affect the director's or officer's judgment with respect to the transaction or conduct in a manner adverse to the corporation." 1 ALI Principles of Corporate Governance: Analysis and Recommendations § 1.23(a)(4) (1994). Similarly, the ICA states that an "interested person" is an "affiliate," which is defined as "any person directly or indirectly controlling, controlled by, or under common control with, such other person." 15 U.S.C. § 80a 2(a)(19), (3) (2005).

futility, see ING Principal Prot. Funds Derivative Litig., 369 F. Supp. 2d 163, 172 (D. Mass. 2005); Grossman v. Johnson, 89 F.R.D. 656, 659 (D. Mass. 1981); In re Kauffman Mut. Fund Actions, 479 F.2d 257, 265 (1st Cir. 1973), and have declined to excuse demand failure based on an unlikelihood that a board of directors will sue themselves on behalf of the corporation. See In re Eaton Vance, 380 F. Supp. 2d at 239-40; Heit v. Baird, 567 F.2d 1157, 1162 (1st Cir. 1977); In re Kauffman, 479 F.2d at 265. Thus, Massachusetts law requires the dismissal of Plaintiffs' remaining Section 215 claims for failure to make a proper demand.

E. No Standing to Sue on Behalf of Non-Owned Funds

The named Plaintiffs do not have standing to sue on behalf of forty-eight AllianceBernstein mutual funds in which they do not own shares. Article III of the United States Constitution requires that the plaintiff (1) have a personal injury; (2) that is fairly traceable to the defendants' allegedly unlawful conduct; and (3) is likely to be addressed by the requested relief. Allen v. Wright, 468 U.S. 737, 751 (1984). The Supreme Court has also indicated:

> [t]hat a suit may be a class action...adds nothing to the question of standing, for even named plaintiffs who represent a class must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent.

Lewis v. Casey, 518 U.S. 343, 357 (1996). Plaintiffs' only claim surviving dismissal, the Section 36(b) claim against the Advisers, has been properly brought on behalf of the thirteen Funds in which they own shares. However, Plaintiffs also bring claims against the Advisers of forty-eight Funds in which they do not own shares.

Traditionally, district courts have resolved issues involving Article III standing before addressing class certification. See In re Eaton Vance Corp. Sec. Litig., 220 F.R.D. 162, 165-66 (D. Mass. 2004). Appellate courts have generally approved of this practice, underscoring justiciability as an "inherent prerequisite to the class certification inquiry." See Rivera v. Wyeth-Ayerst Labs., 283 F.3d 315, 319 n.6 (5th Cir. 2002); Easter v. Am. W. Fin., 381 F.3d 948, 962 (9th Cir. 2004) (stating that the "district court correctly addressed the issue of standing before it addressed the issue of class certification"). But the Supreme Court has departed from this general rule in the context of complex class action litigation. See Ortiz v. Fibreboard Corp., 527 U.S. 815, 831 (1999). In unique cases where class certification issues are "logically antecedent" to standing issues and the result of a class certification motion is "dispositive" of the case as a whole, it may be appropriate to decide class certification first. See id. at 612-13. But in its decisions, the Court has stressed that this exception should only applied when a court is confronted with an extremely complex case defying customary judicial administration. See id. at 823 (characterizing Ortiz as a case brought in the context of an "asbestos litigation crisis").

Based on this guidance, it would be inappropriate for the court to proceed directly to a class certification inquiry before resolving the issue of justiciability. As a straightforward securities case, many of the concerns triggering the exception mentioned by the Supreme Court in Ortiz are noticeably absent here. In fact, in the arena of securities litigation, standing requirements have been considered particularly important "in order to curb the risks of vexatious litigation and abuse of discovery." In re Bank of Boston Corp. Sec. Litig., 762 F. Supp. 1525, 1531 (D. Mass. 1991). Moreover, because Plaintiffs clearly have standing to sue on behalf of the thirteen Funds in which they own shares, addressing class certification would not be outcome determinative. See Pederson v. La. State Univ., 213 F.3d 858, 866 n.5 (5th Cir. 2000); Clark v. McDonald's Corp., 213 F.R.D. 198, 204 (D.N.J. 2003). Thus, the Court will table its class certification inquiry until that issue is fully briefed by the parties.

Turning to the issue of standing, Plaintiffs may not pursue Section 36(b) claims on behalf of the Funds in which they do not own shares. First, because the named Plaintiffs have not purchased shares in the forty-eight Funds at issue, they cannot establish injuries caused by the advisers of those Funds. See In re Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38, 41 (D. Mass. 2003) (dismissing claims for lack of standing against two mutual funds in which plaintiff did not own shares). Without the requisite demonstration of an injury, "none [of the named Plaintiffs] may seek relief on behalf of himself or any other member of the class." O'Shea v. Littleton, 414 U.S. 488, 494 (1974). This conclusion is strengthened by a literal reading of the text of Section 36(b), which states that an action may only be brought by either the SEC "or by a security holder of such registered investment company." 15 U.S.C. § 80a-35(b)(3) (emphasis added).

Plaintiffs attempt to establish the existence of an injury by alleging that they have an "ongoing financial interest" in the forty-eight Funds in which they do not own shares. However, the only relevant authority cited by Plaintiffs on behalf of this proposition is Batra v. Investors Research Corp., No. 89 Civ. 0528, 1991 U.S. Dist. LEXIS 14773 (W.D. Mo. October 4, 1991). In Batra, the court determined that the plaintiffs had standing to sue the directors of funds in which they did not own shares, in large part, because management fees were assessed at the investment company level, rather than the portfolio level. See id. at *8 (distinguishing Verrey v. Ellsworth, 303 F. Supp. 497 (S.D.N.Y. 1969)). Though each of the Funds at issue share a common investment adviser, they are incorporated separately and management fees "are incurred at the portfolio level." (Am. Compl. ¶ 65.) As a result, Plaintiffs do not have a stake in the financial health of portfolios in which they do not own shares and may not pursue Section 36(b) claims on their behalf.

III. CONCLUSION

Defendants' motion to dismiss is granted in part and denied in part. Each of Plaintiffs' claims, except for those against the Advisers under Section 36(b) of the ICA, are dismissed. Plaintiffs, however, may pursue their Section 36(b) claims only on behalf of the thirteen Funds in which they own shares. The Court reserves judgment on Plaintiffs' request for leave to amend. Plaintiffs should submit a letter to the Court by November 2, 2005 providing a more complete justification for why leave should be granted.

SO ORDERED.



SHIRLEY WOHL KRAM
UNITED STATES DISTRICT JUDGE

DATED: New York, New York
October 19, 2005